Via Facsimile and U.S. Mail
Mail Stop 6010

October 1, 2008

Raymond L. Carr
Chief Financial Officer
Kentucky Investors, Inc.
200 Capital Avenue
Frankfort, KT 40601

Re: Kentucky Investors, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2007
   Form 10-Q for the Quarterly Period Ended March 31, 2008
   Form 10-Q for the Quarterly Period Ended June 30, 2008
   File Number: 000-01999

Dear Mr. Carr,

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief